[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 9 2013
DIVISION OF TRADING & MARKETS

SEC [barcode] SSION

13025854

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nobles Decker Lenker & Cardoso, CPA's, PA
(Name – *if individual, state last, first, middle name*)

600 N Willow Ave, Ste 300 (Address) Tampa (City) FL (State) 33606-1214 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald L. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James I. Black & Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN BIRD
MY COMMISSION # EE 164546
EXPIRES: March 16, 2016
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Indpendent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

December 31, 2012

Nobles, Decker, Lenker & Cardoso
Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I BLACK & COMPANY
DECEMBER 31, 2012

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker + Cardoso

February 22, 2013

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31 2012	December 31 2011
Cash and cash equivalents	$ 546,980	$ 288,051
Cash segregated for regulatory purposes	250,000	22,000
Deposits with clearing organizations	156,059	167,259
Receivables:		
Broker-dealers and clearing organizations	90,854	170,320
Brokerage customers	146,773	400,333
Non-customer, secured	70,992	105,932
Refundable income taxes	12,702	-0-
Exchange memberships	6,465	8,037
Furniture and equipment, net of accumulated depreciation of $199,854 and $167,712, respectively	36,895	58,597
	$ 1,317,720	$ 1,220,529

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Payables:		
Broker-dealers and clearing organizations	$ 1,504	$ 26
Brokerage customers	285,715	62,534
Accounts payable and accrued expenses	28,205	94,860
Income taxes payable	-0-	8,613
Total Liabilities	315,424	166,033
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	155,977	150,124
Retained earnings	796,319	854,372
Total Stockholders' Equity	1,002,296	1,054,496
	$ 1,317,720	$ 1,220,529

Read Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31 2012	2011
REVENUES		
Commissions and fees	$ 1,377,739	$ 3,041,701
Interest	8,349	18,097
Other	14,308	6,421
	1,400,396	3,066,219
EXPENSES		
Employee compensation and benefits	1,021,477	2,367,313
Floor brokerage, exchange and clearance fees	94,327	101,206
Communications and data processing	106,542	111,543
Occupancy	148,620	126,693
Other	94,835	269,384
	1,465,801	2,976,139
INCOME (LOSS) BEFORE INCOME TAXES	(65,405)	90,080
Provision (benefit) for income taxes	(7,352)	21,410
NET INCOME (LOSS)	$(58,053)	$ 68,670

Read Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2010	$ 50,000	$ 150,124	$ 785,702	$ 985,826
Net Income			68,670	68,670
Balance at December 31, 2011	50,000	150,124	854,372	1,054,496
Capital contribution from stockholder		5,853		5,853
Net (Loss)			(58,053)	(58,053)
Balance at December 31, 2012	$ 50,000	$ 155,977	$ 796,319	$ 1,002,296

Read Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(58,053)	$ 68,670
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	32,142	28,163
(Increase) decrease in operating assets:		
Cash segregated for regulatory purposes	(228,000)	(20,000)
Deposits with clearing organizations	11,200	(51,700)
Receivables:		
Brokers-dealers and clearing organizations	79,466	(61,431)
Brokerage customers	253,560	(228,063)
Non-customer, secured	34,940	10,288
Prepaid expenses	-0-	885
Refundable income taxes	(12,702)	3,300
Exchange memberships	1,572	(79)
Increase (decrease) in operating liabilities:		
Payables:		
Brokers-dealers and clearing organizations	1,478	(823)
Brokerage customers	223,181	(81,368)
Accounts payable and accrued expenses	(66,655)	58,124
Income taxes payable	(8,613)	8,613
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	263,516	(265,421)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(10,440)	(64,890)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(10,440)	(64,890)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank loans	-0-	-0-
Capital contribution from stockholder	5,853	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	5,853	-0-
NET INCREASE (DECREASE) IN CASH	258,929	(330,311)
CASH AT BEGINNING OF YEAR	288,051	618,362
CASH AT END OF YEAR	546,980	$ 288,051
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -0-	$ -0-
Income tax paid	$ 13,963	$ 9,497

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers being located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash segregated for regulatory purposes - In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company as a broker-dealer is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients. Segregated cash as of December 31, 2012 and 2011 was $250,000 and $22,000, respectively.

Exchange memberships – The Company's exchange memberships includes a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at fair value (see Note J).

Furniture and equipment – Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash and cash equivalents, Cash segregated for regulatory purposes, Deposits with clearing organizations, Receivables, Refundable income taxes, Payables and Accounts payable and accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.

Advertising – The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $2,062 and $2,141 for the years ended December 31, 2012 and 2011, respectively.

Bad debts – For bad debts, the Company uses the direct write-off method whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts. As of December 31, 2012, no additional reserve for uncollectible receivables was deemed necessary.

As of December 31, 2011, the Company had earned but not been paid commissions and fees of approximately $163,000 for acting as "introducer" broker with MF Global Holdings, Ltd. Due to MF Global Holdings, Ltd. bankruptcy filing on or about October 31, 2011, the Company considers all $163,000 of such receivables as uncollectible on December 31, 2011 and has written-off the $163,000 of receivables to bad debt expense which is included in other expenses on the 2011 Statement of Income.

Securities transactions – Customers' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. The financial statements are adjusted for any material effect arising from the use of a trade-date basis for transactions. For 2012 and 2011, no material effect requiring adjustment to the financial statements was noted.

Commissions and fees revenue – Commissions and fees revenue are earned primarily from transactions executed over various exchanges, from the sale of investment company shares (mutual funds) and executed commodity futures transactions for acting as an "introducer" broker. As noted above for 2011, the Company had earned but not been paid commissions and fees of approximately $163,000 for acting as "introducer" broker with MF Global Holdings, Ltd.

Long-lived assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE D - - SECURITIES OWNED

The Company may at times, own securities but maintains a general policy which avoids trading for its own account and the investment risks associated with such activity. During 2012 and 2011, the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2012 and 2011.

NOTE E - - BANK LOANS

The Company maintains a $300,000 credit line for customer margin with a commercial bank in Chicago, Illinois. The credit line is scheduled to expire in March 27, 2013. Such loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. At December 31, 2012 and 2011, the outstanding loan under this facility was $-0-. The interest rate charged is the bank's prime rate (3.25% at December 31, 2012).

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company had an agreement through October 31, 2011 with M F Global Holdings, Ltd. to clear customer transactions on an omnibus basis. During this period, the Company provided customer securities and customer funds to M F Global Holdings, Ltd as collateral for the customer's positions and option margin requirements. Subsequent to October 31, 2011 through February 7, 2012, the Company had no such agreements with any parties. Effective February 8, 2012, such an agreement commenced with ABN AMRO Clearing Chicago, LLC.

NOTE F - - LIABILITIES SUBORDINATED

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2012 and 2011, nor were there any increases or decreases in such liabilities during the year. Accordingly, no statement of changes in liabilities subordinated is presented.

NOTE G - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space and equipment. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2012, is $32,100 per year. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2013	$ 24,000
2014	24,000
2015	-0-
2016	-0-
2017	-0-
	$ 48,000

NOTE H - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2012 and 2011, amounted to $78,175 and $-0-, respectively.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2012 and 2011.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2012 and 2011.

The following table presents the Company's fair value hierarchy as of December 31 for assets and liabilities measured at fair value:

	Level 2 (significant observable inputs)	
	2012	2011
Exchange memberships	$ 6,465	$ 8,037

NOTE K - - RELATED-PARTY TRANSACTIONS

ITB Capital Management LLC (ITB) a major customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds. ITB transacted their business through the National Futures Association firms of M F Global Holdings, Ltd. through October 31, 2011 and subsequently through December 31, 2012 with the firm R.J. O'Brien and Associates, LLC. A portion of the commissions and fees generated by ITB transactions through these firms were earned by the Company for acting as "introducer" broker. The Company earned approximately $650,000 and $2,020,000 of such revenue for the years 2012 and 2011, respectively. The Company incurred employee-stockholder compensation of approximately $325,000 and $1,010,000 related to such revenue for the years 2012 and 2011, respectively.

NOTE K - - RELATED-PARTY TRANSACTIONS (CONTINUED)

The "non-customer, secured" receivables account, in the statement of financial condition, represents a margin account balance for a non-employee stockholder of the Company and as such is not considered a brokerage customer.

The Company leases office space on an annual basis from an entity owned by two of its stockholders. The rental expense of $32,100 is included in occupancy expense for the years ended December 31, 2012 and 2011, respectively.

Under accounting guidelines, the Company is deemed to have a "concentration of major customers" for 2012 and 2011. ITB Funds accounted for approximately 47% and 67% of commissions and fees for 2012 and 2011, respectively.

NOTE L - - INCOME TAXES

The components of the provision (benefit) for corporate income taxes are as follows:

	2012	2011
Current - Federal	$(7,352)	$ 16,810
Current - State	-0-	4,600
	$(7,352)	$ 21,410

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2012	2011
Income tax expected based upon statutory rates (Federal and State)	$ -0-	$ 21,965
Effect of (non-taxable) non deductible and other items, net	-0-	(555)
Income tax benefit from net operating loss carryback to 2010	(7,352)	-0-
Provision (benefit) for income taxes	$(7,352)	$ 21,410

The Company has no federal net operating loss carryover at December 31, 2012.

The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2012, the years 2009 through 2011 are subject to examination.

NOTE M -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows:

	December 31	
	2012	2011
Net capital	$ 885,375	$ 935,542
Net capital requirement	250,000	250,000
Excess net capital	$ 635,375	$ 685,542

NOTE N -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2012 and 2011, the Company had a required reserve requirement computation of $174,702 and $-0-, pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $250,000 and $22,000 as of December 31, 2012 and 2011, respectively.

NOTE O - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $14,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $11,652 and $14,396 for the years ended December 31, 2012 and 2011, respectively.

NOTE P - - SUBSEQUENT EVENTS

As required, management has evaluated events through February 25, 2013, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY

As of December 31, 2012

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2012

Stockholders' equity		$	1,002,296
Deductions and charges			
Non-allowable assets			
Exchange memberships	6,465		
Furniture and equipment	36,895		
Other receivables	60,859		
Refundable income tax	12,702		
			116,921
Net capital before haircuts on security positions			885,375
Less:			
Haircuts on security positions			-0-
Net capital		$	885,375
Aggregate indebtedness		$	315,423
Minimum net capital required		$	250,000
Excess net capital		$	635,375
Net capital less 120% of minimum net capital required		$	585,375
Ratio: Aggregate indebtedness to net capital	35.63%		

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2012)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$	885,375
Adjustments	$	-0-
Net capital per above	$	885,375

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2012

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	310,153
Customers' securities failed to receive		1,504
Total credit items		311,657
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		145,260
Other		34
Total debit items		145,294
RESERVE COMPUTATION		
Excess of total credits over total debits	$	166,363
105% of excess of total credits; required reserve deposit	$	174,702
Amount held on deposit in Reserve Bank Account	$	250,000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2012)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	174,702
Adjustments		-0-
Required deposit per this computation	$	174,702

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2012

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2012 but for which instructions to reduce possession or control had been issued as of December 31, 2012, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2012

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

INDEPENDENT ACCOUNTANT'S REPORT
ON
APPLYING AGREED-UPON PROCEDURES

JAMES I. BLACK & COMPANY

DECEMBER 31, 2012

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
James I Black & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). James I. Black & Company's management is responsible for the James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Noble Seek Seler + Carlson

February 22, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012077 FINRA DEC
JAMES I BLACK & COMPANY 15*15
311 S FLORIDA AVE
LAKELAND FL 33801-4623

COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 371.12
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/12 Date Paid	(-232.39)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	138.73
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 138.73
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 138.73
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

James I. Black & Company
(Name of Corporation, Partnership or other organization)

Natasha Head
(Authorized Signature)

Financial Principal
(Title)

Dated the 29 day of January, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,400,395
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,400,395
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	543,057
(2) Revenues from commodity transactions.	696,481
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,068
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,340	
Enter the greater of line (i) or (ii)	3,340
Total deductions	1,251,945
2d. SIPC Net Operating Revenues	$ 148,449
2e. General Assessment @ .0025	$ 371.12
	(to page 1, line 2.A.)

James I. Black & Company

CORRESPONDENTS
IN NEW YORK, CHICAGO
AND OTHER MAJOR CITIES

INCORPORATED
Telephone: (863) 686-4163
FAX: (863) 688-8908
311 South Florida Avenue
Lakeland, FL 33801

STOCKS, BONDS
AND
MUTUAL FUNDS
SIPC INSURED

February 22, 2013

Nobles, Decker, Lenker & Cardoso, P.A.
Certified Public Accountants
600 N. Willow Avenue, Suite 300
Tampa, Florida 33606

Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity and cash flows of James I. Black & Company (the Company)as of December 31, 2012, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of James I. Black & Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 22, 2013, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.
2. We have made available to you all —
   a) Financial records and related data.
   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no material communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices other than the fully disclosed FINRA investigation.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements, summarized in the attached schedule of passed adjustments, are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the Company involving --
   a) Management,
   b) Employees who have significant roles in internal control or
   c) Others where the fraud could have a material effect on the financial statements.
8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.
9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
10. The following have been properly recorded or disclosed in the financial statements:
    a) Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and the amounts receivable from or payable to related parties.
    b) Guarantees, whether written or oral, under which the Company is contingently liable.
    c) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275, Risks and Uncertainties.
    d) Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e) The following information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk:

1) The extent, nature, and terms of financial instruments with off-balance-sheet risk

2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f) Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no --

a) Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) ASC 450, *Contingencies*.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a) Securities for which there is no market on a securities exchange or independent publicly quoted market.

b) Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

c) Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are disclosed where applicable, and significant assumptions used to determine fair value appropriate for financial statement measurement and disclosure purposes.

18. In addition, the Company at December 31, 2012 had --

a) Recorded all securities exchange memberships on the books.

b) Properly recorded all participation in joint accounts carried by others.

c) No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d) No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e) Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f) No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

19. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under The Net Capital Rule 17 CFR 240.15c3-1 and approved by the Securities and Exchange Commission.

20. In accordance with FASB ASC 920, Fair Value Measurements and Disclosures, the Company, where applicable, has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

21. The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

22. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a) The concentration exists at the date of the financial statements.

    b) The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c) It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

23. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements.

24. There are no significant deficiencies, material weaknesses or material inadequacies at December 31, 2012, or during the period January 1, 2012, to February 22, 2013, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in --

    a) Making the periodic computations of aggregate indebtedness and net capital as defined in accordance with the Net Capital Rule CFR 240.15c3-1 and the customer reserve computations required by paragraph (e) of The Customer Protection Rule 17 CFR 240.15c3-3(e).

    b) Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule CFR 240.17a-13.

    c) Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d) Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by The Customer Protection Rule 17 CFR 240.15c3-3(e).

    e) Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f) Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

25. Net capital computations, prepared by the Company during the period from January 1, 2012, through February 22, 2013, indicated that the Company was in compliance with the requirements of The Net Capital Rule CFR 240.15c3-1 (and applicable exchange requirements) at all times during the period.

26. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period January 1, 2012 through February 22, 2013.

27. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All entries have been properly recorded.

28. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2012 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

29. The Company did not utilize an attorney for any material legal services during 2012 and through February 22, 2013.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Very truly yours,

JAMES I. BLACK & COMPANY

Gerald L. Black, President

Natasha Steadman, Chief Financial Officer

REPORT ON INTERNAL CONTROL

JAMES I. BLACK & COMPANY

DECEMBER 31, 2012

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

February 22, 2013

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO